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                                                            Filed by:  EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.

                 File Number for Registration Statement on Form S-4:  333-42310

EAGLE
CIRCLE
UPDATE

                            MERGER INTEGRATION NEWS

                   SOARING TOGETHER WE WILL CIRCLE THE GLOBE
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VOLUME 1, NO. 1                                                  AUGUST 17, 2000
================================================================================


     EAGLE/CIRCLE SET TRANSITION TEAM, ESTABLISH PHASE 1 FOCUS AREAS, TASKS

      Process to identify  "best of the best" resources, processes, applications

[EAGLE LOGO APPEARS HERE]      Since the announcement of the proposed merger
                               between Circle and Eagle last month, a number of
                               activities have been underway to establish the
                               game plan and the strategy that will drive the
                               integration process once the merger is approved.
                               The scope of the work is broad and will require
[CIRCLE LOGO APPEARS HERE]     multiple teams focused on specific areas, under
                               the guidance of an overall transition team.

    THE PROPOSED MERGER CONTINUES TO PROCEED ALONG THE ANTICIPATED TIMELINE.

================================================================================

                          COUNTDOWN TO OUR NEW COMPANY

     July 2      Circle and Eagle boards of directors approve the transaction
     July 3      Proposed merger announced
     July 20     Filing with regulatory agencies for Hart-Scott-Rodino
                 anti-trust review
     July 27     Proxy materials submitted to Securities and Exchange Commission
     July 28     Early termination of Hart-Scott-Rodino waiting period
     Aug 1       Merger integration planning begins
     Aug 10      SEC declares registration statement effective
     Aug 14      Proxy and voting materials mailed to shareholders
     Sept 18     Eagle board of directors/shareholders meeting
     Sept 20     Circle board of directors/shareholders meeting
     Sept 20     Confirmation of shareholder approval, transaction finalized
     Oct 2       Transaction scheduled to close
     Oct 3       Integration begins

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                           ==========================

During August and September the transition teams will focus on 1) identifying major issues involved in integration of the two companies and initial plans to tackle those; 2) establishing a phased schedule for implementation of integration activities; 3) creating sub-groups of Eagle and Circle people to take on specific integration tasks 4) deploying a communications plan and activities to keep everyone informed about merger activities.

A team dedicated to human resources and staffing issues has begun a detailed effort to compare and analyze the two companies' benefits and compensation plans. All human resource-related issues will be reviewed and recommendations for policies and benefits in the post-merger environment will be proposed.

In addition, Arthur Andersen has been retained as a consultant to the integration planning team. They have extensive experience with merger integration planning, and will provide our team with counsel and support toward development of processes, methodologies, tools and expertise, in areas such as communications, human resources and information technology.

Overall, the principal goal of the transition planning effort is to do a careful evaluation of each company's policies, processes, practices and assets, and then develop a road map to combine the "best of the best," with the goal of achieving a smooth and efficient integration, creating the industry's premier global logistics provider.

                           ==========================

TRANSITION TEAM ESTABLISHED, ANALYSIS UNDER WAY

Eagle/Circle teams embark on "top to bottom" strategic evaluation, planning

This week, the merger transition team was formalized, with members from Eagle and Circle selected to work on primary functional development and integration planning teams. Initial efforts will focus on eight areas, with the following team leaders and key goals:

     CUSTOMER RETENTION/BUSINESS DEVELOPMENT
          o   Dave Buss, John Kopshever
               |X| Key Goals: define sales organization and sales integration plan, refine global account strategies, review vertical market initiatives, identify key account opportunities, create marketing communications plan; develop business retention tracking plan to proactively manage customer merger concerns; roll out sales commission plan.

                           ==========================

     NORTH AMERICA - FIELD ORGANIZATIONAL STRUCTURE
          o Nelson Bettencourt, Randy Clark, Rich Kozak, Chris Monica, Sam Slater, Greg Weigel, Steve Taylor
               |X| Key Goals: establish field organization integration plan, identify opportunities to combine facilities where appropriate, define product management roles.

     CUSTOMS/REGULATORY COMPLIANCE
          o   Donna Clemmensen, Brenda Espeleta, Denise Descoteaux
               |X| Key Goals: Develop plans for transition of US Customs licenses, other regulatory permits impacting import/export operations, and powers of attorney; perform evaluation of CHB systems and plan for transition to a single Customs/ABI application and common business practices; create plan for training employees on CHB system operations.

     EMPLOYEE ISSUES
          o   Rae Fawcett, Lorie Parmeter
               |X| Key Goals: Evaluate HR policies and benefits; develop recommendations for benefit plans as combined organization, formalize relocation/retention plan for Circle SFO headquarters employees.

     INFORMATION SYSTEMS
          o   Dan DiGregorio, Antonio Marin, Cindy Stoddard
               |X| Key Goals: Identify "day zero" integration steps (link email, communications networks, web resources); create detailed systems inventory; select platforms, develop overall system integration architecture rollout plan and schedule.

     COST SYNERGY OPPORTUNITIES
          o Jon Kennedy, Mike Lancaster, Greg Quigley, Steve Russell, Randy Sinker, Mike Slaughter, Ron Talley, Bill Woods
               |X| Key Goals: Review air, ocean carrier contacts to leverage combined spend, analyze Circle USA line-haul and P&D activities for synergy opportunities with EGL USA network; analyze EGL international traffic for synergy opportunities with Circle gateway network; review all major expense and expenditure areas, leverage combined volumes for better pricing; rationalize, eliminate duplicate activities.

     EGL INTERNATIONAL AGENT TRANSITION TO CIRCLE GLOBAL NETWORK
          o Raul Pedraza, Geoff Corpe, Vittorio Favati, Philippe Gilbert, Peter Singleton, Anthony Hooey
               |X| Key Goals: Implement plan to transition EGL traffic from agents in 29 countries to Circle network, initiate plan and monitor process to ensure superb customer service and retention of business; develop process to generate, manage int'l sales leads from EGL USA to Circle global locations.
     COMMUNICATIONS
          o   Sherry Amberg, Gary Frantz
               |X| Key Goals: Design and implement comprehensive, integrated communications plan; draft weekly merger progress review messages; create & disseminate monthly merger update newsletter, create vehicle to encourage employee feedback; begin planning marketing collateral and news media campaign to "launch" combined company post-merger; manage new web site design, content integration and consistent branding/user functionality for combined internal and external Web sites.

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                           ==========================

As the integration planning proceeds, more employees will be assigned to join the transition efforts. Our goal is to create and implement a comprehensive transition and integration plan that will strategically position Eagle/Circle as a world-class international logistics enterprise. As more of our transition team planning activities are defined and completed, we will provide additional updates and reports.

During this process, we must continue to remain strongly focused on our day-to-day operations, serving our customers, and working aggressively to ensure their continued support. When it comes to our customers and their expectations, it's business as usual. They deserve our unqualified support and attention even as we proceed with our transition and integration planning. It's an exciting time. You are encouraged to share any questions or concerns. Feel free to submit your comments to human.resources@circleintl.com (Circle employees) or hrinfo@eagleusa.com (Eagle employees).

FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

Except for historical information contained herein, the matters set forth in this document are forward-looking statements that are dependent on certain risks and uncertainties, including, but not limited to, such factors as dependence on international trade and worldwide economic conditions, severe economic conditions in certain regions serviced by Circle, market demand, pricing risks associated with operations outside the U.S., currency fluctuations, competitive pressures, imbalances of capacity and demand in certain trade lanes and service areas, Circle's ability to integrate successfully businesses that it acquires, the increasing complexity of Circle's information technology, the effect of the Company's accounting policies, and other risk factors detailed in Circle's SEC filings.

The statements in this employee communication regarding the expected date of closing of the merger, future financial and operating results, target growth rates, benefits of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in EGL's and Circle's Forms 10-K and other filings with the Securities and Exchange Commission ("SEC"). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL has filed a registration statement on Form S-4 with the SEC. In the connection with the merger, EGL and Circle have mailed a joint proxy statement/prospectus, which is part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements and any other relevant documents filed with the SEC. The joint proxy statement/prospectus contains important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. The registration statement, joint proxy statement prospectus and other documents are available free of charge on the SEC's web site at www.sec.gov and from the EGL and Circle contacts listed in the documents. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.

[CIRCLE LOGO APPEARS HERE]            [EAGLE GLOBAL LOGISTICS LOGO APPEARS HERE]

GLOBAL HEADQUARTERS:                   GLOBAL HEADQUARTERS:
260 Townsend Street                    15350 Vickery Drive
San Francisco, California 94107        Houston, Texas 77032
(415) 978-0600                         (281) 618-3256